
March 3, 2021

John F. Erhard
Chief Executive Officer
ArcLight Clean Transition Corp. II
200 Clarendon Street, 55th Floor
Boston, Massachusetts 02116

> **Re: ArcLight Clean Transition Corp. II**
> **Registration Statement on Form S-1**
> **Filed February 4, 2021**
> **File No. 333-252730**

Dear Mr. Erhard :

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed February 4, 2021

General

1. We note that the calculation of registration fee table includes the Class A ordinary shares underlying redeemable warrants included in the units. However, the risk factor on page 49 indicates you are not registering the Class A ordinary shares issuable upon exercise of the warrants. Please reconcile or advise.

Risk Factors, page 35

2. Given the length of this section, please revise to comply with Item 105 of Regulation S-K so that the risk factors are organized logically with relevant headings.

<u>Capitalization, page 81</u>

3.   Please revise the amount disclosed for As Adjusted Class A ordinary shares subject to possible redemption to reflect the dollar value of the shares rather than the number of shares outstanding.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Babette Cooper at 202-551-3396 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Real Estate & Construction

cc: James S. Rowe